Via EDGAR System
January 23, 2009
Ms Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549
RE:	Healthcare Services Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 19, 2008 File No. 0-12015
Dear Ms Garnett:
          On behalf of Healthcare Services Group, Inc., a Pennsylvania corporation (the “Company”, “our” or “we”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments received from the Commission’s staff (the “Staff”) on December 29, 2008, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 19, 2008 (the “Form 10-K”) and the Company’s Definitive Proxy Statement filed with the Commission on April 7, 2008 (the “Proxy Statement”).
          For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment. The numbering below corresponds to that used in the Staff’s comment letter.
Form 10-K for the fiscal year ended December 31, 2007
(c) Available Information, page 7
1.	Please note that the Securities and Exchange Commission is no longer located at 450 Fifth Street, N.W. Washington, D.C. 20549. Our headquarters are located at 100 F Street, N.E. Washington, D.C. 20549. Please use our current address in future filings.

Response:

          We will use the Commission’s 100 F Street, N.E. Washington, D.C. 20549 address in all future filings’ references to the Commission’s headquarters.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 15
Overview, page 16
2.	Please expand the “Overview” to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. Provide this disclosure in future filings and tell us how you plan to comply.
Response:
     The Company confirms that in future filings it will enhance our disclosure in the “Overview” to address the Staff’s comments. We intend to incorporate into the Overview an expanded discussion and analysis, on a reportable segment basis, of our financial and operational key indicators. Essentially, this discussion will provide information on the relationships and volatility of the respective reportable segment’s key indicators and their impact on that reportable segment’s financial condition and results of operations. We also intend to provide this information in the context of historical and prospective industry factors, as well as the impact of general economic conditions on our key indicators. An example of such expanded disclosure would be discussion relating to the cost of supplies consumed in providing our Food segment services, which account for approximately 40% of total reportable segment costs. These costs are exposed to price volatility since they are affected by commodity pricing factors, which are unpredictable and in many circumstances outside of our control although if we did determine a material trend developing in respect to a cost it would be disclosed.
Consolidated Operations, page 17
Costs of Services Provided, page 19

3.	Please provide more information about the reasons why there was an increase or decrease in certain aspects of your business. For example, you state that the decrease in housekeeping labor costs was due to “efficiencies achieved” and that the increase in food labor costs was due to failure to manage those “costs as efficiently as compared to prior periods.” In future filings, please describe those efficiencies in greater detail and tell us how you plan to comply.
Response:
     The Company confirms that in future filings it will enhance our disclosure to provide additional qualitative and quantitative information with regard to changes in our primary cost of services provided key indicators on a consolidated, as well as reportable segments basis.
     With regards to your comment regarding such disclosure in our 2007 Form 10-K, we reference “efficiencies” in respect to evaluating and monitoring actual labor costs against benchmarks established for anticipated labor costs to be incurred. For example, we may benchmark our labor hours for a specific service location facility to not include any overtime. In the event our on-site account manager incurs overtime with his staff in accomplishing standard daily routines, he has used his staff (and therefore labor) “inefficiently” in respect to actual versus benchmarked labor costs. Additionally, in respect to your comment, as noted in our response above, changes in the respective reportable segment’s supplies costs are primarily a result of commodity pricing factors, as well as variations in measuring actual supplies’ usage versus benchmarked amounts.
4.	We note that bad debt expense for the year has increased by approximately $5.5 million and is almost 21% of net earnings as of December 31, 2007. Please provide us with a more detailed explanation for the increase in bad debt expense. Additionally, based on review of your third quarter Form 10-Q , it appears that this increased bad debt expense will be a trend for the near future. Please revise your disclosure in future filings to provide a more detailed discussion of the underlying causes of this trend and the implications and significance of this trend on your current and future financial results.
Response:
     The Company confirms that in future filings it will enhance our disclosure to provide more detailed discussion concerning our bad debt expense to include known material trends and related financial results’ significance and implications.

As your comment noted, our bad debt expense increased $5.5 million in comparing the year ended December 31, 2007 to the year ended December 31, 2006, such increase was primarily attributable to nursing homes filing for bankruptcy during such year. Specifically, our 2007 $6.1 million bad debt expense resulted primarily as a result of our estimate of the potential recovery of obligations owed us from two nursing home chains which filed for bankruptcy protection.
     We believe that the bankruptcies entered into by these clients, whose obligations to us comprised principally the bad debt provision recorded in our allowance for doubtful accounts in 2007, were a result of factors specific to their respective financial conditions. We do not believe, in general, that either current revisions to legislation pertaining to Medicare and Medicaid reimbursement funding rates and mechanisms, or trends in the long-term care industry have had a negative affect or adversely impacted our ability to collect amounts due from our clients. Despite our belief that overall trends in factors previously noted which impact our ability to collect amounts due from our clients have remained favorable, we may continue to have clients file for bankruptcy protection based on their specific financial condition. In the event of future client bankruptcies, we will continue our policy of recording in the quarter that a client files for bankruptcy protection a reserve based on our best estimate of our ultimate recovery against such client’s obligation to us. If in the event the factors discussed above would change, influencing or establishing a trend which would impact our ability to collect amounts due from our clients, we would disclose such in future filings.
Liquidity and Capital Resources, page 24
5.	Please revise to include a table of contractual obligations, as required by Item 303(a)(5) of Regulation S-K. We note, for example, the lease payment obligations disclosed in Note 4 to your financial statements.
Response:
     In response to your comment, please note below the revised table as of December 31, 2007. Additionally, the Company confirms that in future filings it will provide such table, when applicable.

		Less than			More than
	Total	1 year	1 — 3 years	3 — 5 years	5 years

Contractual Obligations

Operating Lease Obligations	$1,989,000	$1,025,000	$964,000	-0-	-0-
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Income, page 33
6.	Regarding your Costs of Services Provided, we note you disclose detail of the nature of certain subcaptions on a percentage basis within your Results of Operations section of your MD & A. Please provide detail concerning the nature of your Costs of Services Provided for those subcaptions greater than ten percent of the Costs of Services Provided on your Statement of Operations, or indicate to us why such disclosure is not meaningful. Refer to Rule 5-03(b) of Regulation S-X.
Response:
     With respect to your comment, please be advised that labor and other direct labor costs is the only Cost of Services Provided subcaption which is 10% or greater when compared to total Cost of Services Provided. Such cost is comprised of payroll, payroll related taxes, and health, welfare and pension costs of our district management, account management and service location facility staffs. Although we do report upon and discuss other cost subcaptions (bad debts, workers’ compensation and general liability insurance, and supplies) as key indicators based on management’s attention to, and monitoring of these costs in respect to its overall evaluation of financial and operational performance and decision making, none of those subcaptions, individually, exceed 10% or greater of total Cost of Services Provided. Therefore, we do not believe any additional disclosure is necessary at this time.
Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2, pages 63 and 64
7.	We note that you have made certain modifications to the exact form of the required certifications including modification of the language within paragraph 4(d) and elimination of language in paragraph 5, as well as the inclusion of the title of each certifying individual at the beginning of the certification and the inclusion of “annual” when discussing the current report. Please discontinue the use of these and other modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.
Response:
     The Company confirms that in future filings it will provide the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) in the exact form set forth in Item 601(b)(31) of Regulation S-K.
Definitive Proxy Statement filed April 7, 2008
Management Compensation, page 8
8.	We note that you disclosed the compensation for your chief executive officer, former and current chief financial officers, chief operating officer and division vice president, Please explain why you did not include another highly compensated executive officer as required by Item 402(a)(3)(iii) of Regulation S-K.
Response:
          The Staff is advised no additional disclosure was provided pursuant to Item 402(a) (3)(iii) because, other than the individuals already included in the Summary Compensation Table, the Company has no other executive officers. In addition, except as provided in the Summary Compensation Table, no other persons served as executive officers during the course of 2007.
Compensation Objectives, Page 8
9.	One of the factors that you considered in executive compensation decisions is “publicly available data relating to the compensation practices and polices of other companies within and outside [y]our industry.” Furthermore, you state that you generally target the executive base salaries to the “median range of salaries for executives in similar positions at comparable companies . .” Please identify the external data used in making your compensation decisions.
Response:
          The Staff is advised as indicated under “Compensation Discussion and Analysis — Compensation Objectives” the Company only relies on publicity available data “to the extent available” and while the Company targets taking into consideration the medium of the range of salaries, “executive management... may deviate from the general principle of targeting total compensation at the medium level for the peer group.” While the Company has not retained a compensation consultant, as part of the review of compensation, the compensation policies of the following companies have been examined: AMN Healthcare Services, Inc. (a healthcare staffing company), ABM Industries Incorporated (a provider of janitorial, parking, security and engineering services for commercial and industrial facilities), and ARAMARK Corporation (a food, hospitality and facility service company). As none of these companies are specifically engaged in the Company’s business and the Company is unaware of any other public company which provides solely housekeeping and food services to the health care industry, the Company believes that compensation comparisons with the aforementioned other companies is not apt. Accordingly, while the Nominating, Compensation and Stock Option Committee (the “Committee”) is aware of the compensation practices of the companies set forth above, the Committee has not necessarily relied on comparisons with such entities for purposes of making compensation decisions for Company executive officers. The Company proposes modifying the disclosure in its next proxy statement to reflect the foregoing.
10.	Since you appear to benchmark compensation, you are required to identify the companies that comprise the peer group. If you have benchmarked different elements of your compensation against different peer groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, include an explanation.
Response:
          As indicated in response to question 9, our Nominating, Compensation and Stock Option Committee examines the compensation policies of certain public companies. While the Company is aware of the compensation policies at such companies, due to the different business model of the Company as compared with such public companies, the Company does not benchmark compensation against other such companies. Accordingly, the Company proposes modifying the disclosure in its next proxy statement to indicate that it does not benchmark compensation.

Elements of Compensation, page 9
11.	Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, performance-based compensation and long-term equity incentive awards that he did. For example, your discussion of base salary should explain specifically how each factor, such as individual responsibilities, performance and experience, was used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer’s ability to meet those factors. Please refer to Item 402(b) of Regulation S-K for guidance.
Response:
          The Staff is advised that the base salaries of Messrs. Daniel McCartney, Joseph McCartney and Thomas Cook in 2007 were lower than most base salaries for senior executives in companies with a similar market capitalization as the Company because most of their salary is performance-based as described in the proxy statement for its 2008 Annual Meeting of Shareholders (the “2008 Proxy Statement”). The Company proposes that disclosure in its next proxy statement be revised to indicate the basis for the base salaries of Messrs. Daniel McCartney and Joseph McCartney. The Company believes the disclosure under “Elements of Compensation — Performance-Based Compensation” in the 2008 Proxy Statement sufficiently explains how the performance-based element of compensation is determined. With respect to Mr. Cook, the Staff is advised that, as indicated in response to Question 12 below, the criteria for determining his compensation has changed because he is no longer the Chief Operating Officer of the Company. With respect to Messrs. Hudson and DiStefano (who retired as of March 31, 2008) while the Committee took into account their individual responsibilities, performance and experience, the Committee did not specifically quantify how much any of these factors impacted their base salary and as a result the Company does not believe additional disclosure is necessary. The Committee reserves the right to adjust Mr. Hudson’s compensation based upon his individual performance (see Item 12 below). The Staff is advised that the Company did not grant any long-term equity incentive awards in 2007. Accordingly, the Company believes no additional disclosure of long-term equity incentive awards was necessary in the 2008 Proxy Statement. Since the Company has granted stock options in 2008, the Company’s proxy statement for the 2009 Annual

Meeting of Shareholders will specifically explain why each named executive officer received the long-term equity incentive award that he did.
Performance-Based Compensation, page 9
12.	Please explain why only Messrs. Joseph F. McCartney and Thomas A. Cook received performance-based compensation in 2007 and why only Mr. McCartney will receive performance-based compensation for 2008.
Response:
          The Staff is advised that Mr. Cook did not receive performance-based compensation in 2008 because he is no longer the Chief Operating Officer of the Company (as of June 1, 2008). The Committee has historically tied the compensation of Messrs. Daniel McCartney and Cook into the Company’s financial performance because they have had responsibility for all key strategic and policy decisions impacting the Company. Accordingly, the Committee believed the compensation of Messrs. Cook and McCartney should be based primarily on the Company’s financial performance. Similarly, since a key function of Mr. Joseph McCartney is supervising many of the Company’s service locations, the Committee believes his compensation should be based in part on the attainment of the goals and objectives set forth in the business plans formulated for the service locations under his supervision. In contrast, the Committee does not believe that Mr. Hudson’s compensation should be based on criteria relating to the overall operating performance of the Company, but rather to his individual performance as Chief Financial Offer and the conduct of matters and functions relating thereto. Accordingly, the Committee does not believe the compensation of Messrs. Thomas Cook and Richard Hudson should be based on criteria relating to the performance of the Company. The Company proposes modifying the disclosure in its next Proxy Statement to reflect the foregoing.
Grant of Plan-Based Awards, page 12
13.	We note your disclosure in footnote 1 to this table that the required goals for threshold and target amounts are not quantifiable in profit dollars. Please note that the threshold, target and maximum amounts disclosed in this table should reflect the possible amount payable to Mr. McCartney if the respective level of performance is achieved. Disclosure of the specific performance goals is not required in this table. Please refer to Instruction 2 to Item 402(d) of Regulation S-K. Please tell us in more detail why you cannot provide the required disclosure.
Response:
          The Staff is advised that the amount that Mr. Joseph McCartney can receive under the Non-Equity Incentive Plan Awards varies from zero to $84,000. Essentially, the facilities under Mr. McCartney’s supervision must meet certain monthly gross profit targets. Mr. McCartney essentially receives approximately $7,000 for each month the target is satisfied. The Company proposes in its next proxy statement to modify the table to indicate the “Threshold” is zero. The Company does not believe, however, that it can specifically quantify the “Target” because the monthly targets of the service locations, under Mr. McCartney’s supervision occasionally adjust during the course of a year.
Certain Relationships and Related Party Transactions, page 18
14.	Please describe your policies and procedures for review, approval or ratification of transactions with related persons as required by Item 404(b) of Regulation S-K.
Response:
     The Staff is advised that, as stated in the Audit Committee Charter, the Company’s Audit Committee is responsible for reviewing and approving all related party transactions involving the Company and any director, executive officer, other employee or family member thereof. The Audit Committee does not have a formal written policy which sets forth its policies and procedures with respect to reviewing a related party transaction. The Audit Committee, however, will not approve any transaction unless the transaction is on terms comparable to those available to unaffiliated third parties and have terms reasonably expected to benefit the Company. The Company proposes modifying the disclosure in its next Proxy Statement to reflect the foregoing.
     By way of this letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe this resolves your comments, and appreciate your consideration. If you have any questions, please contact the undersigned at 215-639-4274 extension 119.

Very truly yours,
/s/ Richard W. Hudson
Richard W. Hudson
Chief Financial Officer

cc:	Mark Rakip Robert Telewicz Erin Martin